EXHIBIT 99.1

Osisko Development Reports Second Quarter 2025 Results

(All dollar amounts are expressed in Canadian dollars, unless stated otherwise)

MONTREAL, Aug. 12, 2025 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") reports its financial and operating results for the three months ended June 30, 2025 ("Q2 2025").

Q2 2025 HIGHLIGHTS

Operating, Financial and Corporate Updates:

  As of June 30, 2025, the Company had approximately $46.3 million in cash and cash equivalents. Approximately $34.2 million (US$25.0 million) was outstanding as of the end of Q2 2025 under the delayed draw term loan with National Bank of Canada, which was fully repaid subsequent to quarter end in connection with the Appian 2025 Financing Facility (as defined herein) (refer to "Subsequent to Q2 2025").
  $6.9 million in revenues ($2.6 million in Q2 2024) and $4.1 million in cost of sales ($2.7 million in Q2 2024) generated from the sale of 1,393 gold ounces from the small-scale heap leach project re-treating certain tailings and stockpile material at the Tintic Project.
  Effective at the opening of markets on April 17, 2025, the Company's common share purchase warrants issued pursuant to private placements completed between October and November 2024 were listed for trading on the TSX Venture Exchange under the symbol "ODV.WT.V.".
  On May 13, 2025, the Company announced, as part of its regular annual remuneration program, the granting of an aggregate of 1,273,900 stock options and 1,177,200 restricted share units of the Company to certain senior officers and non-executive employees of the Company, and 229,573 deferred share units of the Company to its independent directors in accordance with the terms of the Company’s omnibus equity incentive plan.
  On May 29, 2025, the Company announced that, in connection with the terms of the Company’s previously completed acquisition in May 2022 of a 100% ownership interest in the Tintic Project, it had satisfied the third of five deferred payments to the sellers. The deferred consideration of US$2,500,000 was settled by the issuance of 1,368,610 common shares.
  On June 16, 2025, Ms. Susan Craig was appointed as independent director to the Company's board of directors.

Cariboo Gold Project – British Columbia, Canada (100%-owned)

  2025 Feasibility Study. On April 28, 2025, the Company released the results of its optimized feasibility study for the Cariboo Gold Project ("2025 FS") and filed a technical report in respect thereof on June 11, 2025. The 2025 FS was prepared in accordance with NI 43-101 (as defined herein) by BBA Engineering Ltd. as lead independent consultant, supported by other independent engineering firms.
    The 2025 FS outlines strong base case economics with after-tax NPV5% of $943 million, and unlevered after-tax IRR of 22.1% at a US$2,400/oz gold price assumption. It outlines average annual gold production of 190,000 ounces of gold over a 10-year mine life (202,000 ounces per year in the first five years), producing a total of 1.89 million ounces (payable) over the life-of-mine with average AISC2 of US$1,157 per ounce. Key summary results and assumptions are outlined below in Table 1:
Table 1: Cariboo Gold 2025 FS – Key Results and Assumptions (after-tax)
Metric	units	Base Case	Spot Case[3]
Gold price	US$/oz	$2,400	$3,300
Exchange rate	USDCAD	1.35	1.40
Net Present Value at 5% discount	$ mm	943	2,066
Internal Rate of Return (IRR)%		22.1%	38.0%
Payback, from commercial production[1]	years	2.8	1.6
Average annual free cash flow[2]	$ mm	158	314
Average AISC[2], life-of-mine	US$/oz	1,157	1,167
  Payback is calculated from commercial production, which is defined as the achievement of reaching a minimum of 30 consecutive days of operations during which the mill operated at an average of 60% of nameplate throughput of 4,900 tpd.
  All-in sustaining costs per ounce ("AISC") and free cash flow are non-IFRS measures or ratios. Refer to "Non-IFRS Financial Measures" at the end of this news release for more information.
  Spot case is based on the LBMA gold price as of the close of business on April 23, 2025, rounded to nearest $100/oz and the USDCAD exchange rate is based on the Bank of Canada daily exchange rate, rounded to nearest five cents.
    For additional details on the results, assumptions, qualifications and limitations of the 2025 FS refer to "Technical Reports".
  Project Financing. The Company was actively engaged in advancing various financing options to provide sufficient funding to construct the Cariboo Gold Project.
    The Company believes that the net proceeds of the brokered and non-brokered private placements, together with the net proceeds of the US$450 million project loan credit facility with Appian, both announced subsequent to quarter end, plus indications of interest from commodity traders seeking high quality concentrate off-take, and other potential financing arrangements, will provide sufficient funding to construct the Cariboo Gold Project (refer to "Subsequent to Q2 2025").
  Bulk Sample & Infill Drilling Program. During the first quarter of 2024, under an existing provincial permit, the Company commenced an underground development drift from the existing Cow Portal into the Cariboo Gold Project's Lowhee Zone to extract a bulk sample of up to 10,000 tonnes of mineralized material.
    100% of the underground development has been successfully completed, totalling approximately 1,172 meters, to access the target area.
    The Company extracted approximately 7,400 tonnes of mineralized material from a single trial stope within the target zone as part of the 10,000-tonne bulk sample program. The successful trial stope extraction demonstrated the technical viability of larger stope dimensions, which were incorporated into the 2025 FS parameters. Due to challenges in securing an economically viable processing facility to produce gold doré, the Company's immediate focus is on completing a recently initiated 13,000-metre infill drill program as part of the Appian project financing obligation.
    The infill program is expected to provide a comprehensive data set that will inform resource modeling, mine planning and production stope design procedures and parameters. It will also support the development of a systematic approach to infill drilling for the underground mining operation. The Company expects to complete the 13,000-meter infill drill program by the end of the fourth quarter of 2025.

Tintic Project – Utah, U.S.A. (100%-owned)

  Small-Scale Heap Leach Project. In the first quarter of 2025, a small-scale heap leach project was undertaken to re-treat certain tailings and stockpile material. As a result, a total of 1,393 gold ounces were sold in the second quarter of 2025, with small-scale operations anticipated to continue into the fourth quarter of 2025. While management continues to evaluate options for the next steps at the Tintic Project, it is expected that limited activities will occur beyond care and maintenance.
  Phase II Regional Drilling. During the second quarter of 2025 the Company completed Phase II of the regional drilling program that commenced in December 2024. A total of 7,890 ft (2,405 meters) between two drill holes were drilled at the Big Hill West and Zuma porphyry targets. Although anomalous copper and molybdenum mineralization was encountered, no significant intercepts of copper, gold or molybdenum were observed. Information obtained from the regional drilling programs coupled with ongoing data compilation from historic mines in the area may generate additional drill targets on the greater Tintic Project property. No further drilling activities have been undertaken at the Tintic Project since the conclusion of the Phase II regional drilling program.

San Antonio Gold Project – Sonora State, Mexico (100%-owned)

  The San Antonio Gold Project remains in care and maintenance and the Board of Directors of the Company has authorized a strategic review. The approval process for mining permits appears to be gaining traction, specifically for open-pit mining in the country, and the Company intends to re-submit its two permit applications in the foreseeable future.

UPCOMING MILESTONES – CARIBOO GOLD PROJECT

Key Project Milestones(1)	Expected Timing of Completion	Anticipated Remaining Costs*
CGP Underground Development	Q3 2025	$3.1 million
Bonanza Ledge - Construction	Q4 2025	$5.9 million
Bonanza Ledge - Water and Waste Management	Q4 2025	$14.0 million
Ballarat Camp Expansion	Q4 2025	$1.5 million
Other On-site Infrastructure	Q4 2025	$5.8 million
Detailed Engineering	Q4 2025	$11.7 million
Transmission Line - Long lead items	Q4 2025	$1.1 million
Project and Construction Management	Q4 2025	$8.6 million

______________________
*As of June 30, 2025

Notes:
(1)	The expenditures disclosed in this table include amounts approved by the Board of Directors up until the end of December 2025. Additional expenditures will be required to complete certain of the milestones and are subject to approval by the Board of Directors.

SUBSEQUENT TO Q2 2025

  On July 7, 2025, the Company announced results from an ore sorting testing program conducted on a bulk tonnage sample of mineralized material extracted from the Cariboo Gold Project.
  On July 21, 2025, the Company entered into a credit agreement (the "Credit Agreement") with funds advised by Appian Capital Advisory Limited ("Appian") with respect to a senior secured project loan credit facility (the "2025 Financing Facility") totaling US$450 million for the development and construction of the Cariboo Gold Project. The 2025 Financing Facility provides strategic capital and enhanced financial flexibility as the Company advances the Cariboo Gold Project through the next phase of pre-construction and early works milestones toward construction readiness. It is structured in two tranches aligned with the Cariboo Gold Project’s planned development timeline. An initial draw of US$100 million was completed and will be used to: (i) undertake a 13,000-meter infill drill campaign to further de-risk project mine planning assumptions; (ii) fund pre-construction and construction activities for the development of the Cariboo Gold Project; (iii) repay the Company's existing outstanding US$25 million term loan with National Bank of Canada; and (iv) support the Cariboo Gold Project's general working capital requirements. Subsequent draws of US$350 million to be drawn in up to four subsequent tranches will be available for a period up to 36 months subject to the satisfaction of certain project milestones and other customary conditions. A copy of the Credit Agreement is available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.
  On July 31, 2025, the Company announced that it entered into an agreement with a syndicate of underwriters, under which the underwriters have agreed to buy, on a "bought deal" private placement basis, 58,560,000 units of the Company at a price of US$2.05 per unit for aggregate gross proceeds of US$120 million (the "Offering"). Each unit consists of one common share ("Common Share") of and one-half of one Common Share purchase warrant of the Company. Each whole warrant will entitle the holder to acquire one Common Share at an exercise price of US$2.56 for a period of 24 months following the closing date. At any time following the 15-month anniversary of the closing date, if the closing price of the Common Shares exceeds the exercise price for 20 or more consecutive trading days, the Company may, within 10 days following such occurrence, deliver a notice to the holders thereof accelerating the expiry date of the warrants to a date that is 30 days after the date of such notice. The Company granted the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the Offering, to purchase up to additional 2,440,000 units pursuant to the Offering. The total size of the Offering, inclusive of the underwriters’ option, will not exceed US$125 million. Concurrent with the Offering, the Company announced its intention to complete a non-brokered private placement of approximately 36,600,000 units to a strategic investor at a price of US$2.05 for aggregate gross proceeds of approximately US$75 million. The Offering is expected to close on or about August 15, 2025 and is subject to the receipt of all necessary regulatory approvals, including the conditional approval of the TSX-V and NYSE. The combination of the Offering and the private placement is expected to generate total gross proceeds of approximately US$195 million, or approximately US$200 million if the underwriters' option is exercised.

Consolidated Financial Statements

The Company's unaudited condensed interim consolidated financial statements (the "Financial Statements") and related management's discussion and analysis ("MD&A") for the three months ended June 30, 2025 have been filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These filings are available on the Company's website at www.osiskodev.com, on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Victor Gauthier, ing., P.Eng., Manager – Technical Services of Osisko Development, and Eryn Doyle, P.Geo., Senior Exploration Manager of Osisko Development, each of whom is considered to be a "qualified person" within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Technical Reports

Information relating to the Cariboo Gold Project and the 2025 FS on the Cariboo Gold Project is supported by the technical report, titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" and dated June 11, 2025 (with an effective date of April 25, 2025) (the "Cariboo Technical Report").

Information relating to the Tintic Project and the current mineral resource estimate for the Trixie deposit (the "2024 Trixie MRE") is supported by the technical report titled "NI 43-101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America" dated April 25, 2024 (with an effective date of March 14, 2024) (the "Tintic Technical Report").

Information relating to San Antonio Gold Project is supported by the technical report titled "NI 43-101 Technical Report for the 2022 Mineral Resource Estimate on the San Antonio Project, Sonora, Mexico", dated July 12, 2022 (with an effective date of June 24, 2022) (the "San Antonio Technical Report", and collectively, with the Tintic Technical Report, and the Cariboo Technical Report, the "Technical Reports").

For readers to fully understand the information in the Technical Reports, reference should be made to the full text of the Technical Reports in their entirety, including all assumptions, parameters, qualifications, limitations and methods therein. The Technical Reports are intended to be read as a whole, and sections should not be read or relied upon out of context. The Technical Reports were prepared in accordance with NI 43-101 and are available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

End Notes (excluding tables)

  In this news release the Company uses certain abbreviations, including: net present value ("NPV"); NPV at a 5% discount rate ("NPV5%"); internal rate of return ("IRR"); per ounce ("/oz"); all-in sustaining costs ("AISC").
  All-in sustaining costs per ounce and free cash flow are non-IFRS measures or ratios. Refer to "Non-IFRS Financial Measures" at the end of this news release for more information.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

NON-IFRS FINANCIAL MEASURES

Osisko Development used in this news release, certain non-IFRS measures including, "all-in sustaining cost" or "AISC" and "total cash cost" and "free cash flow". All-in sustaining cost per gold ounce is defined as production costs less silver sales plus general and administrative, exploration, other expenses and sustaining capital expenditures divided by gold ounces. Cash costs are a non-IFRS measure reported by ODV on an ounces of gold sold basis. Cash costs include mining, processing, refining, general and administration costs and royalties but excludes depreciation, reclamation, income taxes, capital and exploration costs for the life of the mine. Free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures. The Company believes that such measures provide investors with an alternative view to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). Therefore, they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CAUTIONARY STATEMENTS

Cautionary Statement Regarding Estimates of Mineral Resources

This news release uses the terms measured, indicated and inferred mineral resources as a relative measure of the level of confidence in the mineral resource estimate. Readers are cautioned that mineral resources are not mineral reserves and that the economic viability of resources that are not mineral reserves has not been demonstrated. The mineral resource estimate referenced in the 2025 FS and summarized in this news release may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral Resources in the 2025 FS are reported in accordance with the 2014 CIM Definition Standards and were estimated in accordance with the CIM 2019 Best Practices Guidelines, as required by NI 43-101. Under NI 43-101, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary economic assessments. Readers are cautioned not to assume that further work on the stated mineral resources will lead to mineral reserves that can be mined economically.

Cautionary Statement Regarding Financing Risks

The Company's development and exploration activities are subject to financing risks. As of the date hereof, the Company has exploration and development assets which may generate periodic revenues through test mining but has no mines in the commercial production stage that generate positive cash flows. The Company cautions that test mining at its operations could be suspended at any time. The Company's ability to explore for and discover potential economic projects, and then to bring them into production, is highly dependent upon its ability to raise equity and debt capital in the financial markets. Any projects that the Company develops will require significant capital expenditures. To obtain such funds, the Company may sell additional securities including, but not limited to, the Company's shares or some form of convertible security, the effect of which may result in a substantial dilution of the equity interests of the Company's shareholders. Alternatively, the Company may also sell a part of its interest in an asset in order to raise capital. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified on acceptable terms or at all. The failure to obtain the necessary financing(s) could have a material adverse effect on the Company's growth strategy, results of operations, financial condition and project scheduling.

Cautionary Statement Regarding Test Mining Without Feasibility Study

The Company cautions that its prior decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine (Tintic Project) was made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022, resumed in the second quarter of 2023, and suspended once again in December 2023. If and when small-scale test-mining recommences at Trixie, there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing operations at Trixie after closing, the Company has not based its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability.

Cautionary Statement to U.S. Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws and, as a result, reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements, MD&A and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements, MD&A and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission ("SEC").

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", "objective", "strategy", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including statements pertaining to the closing of the Offering and the non-brokered private placement (including the expected timing relating same); the size of the Offering and non-brokered private placement; the use of the net proceeds from the Offering and the non-brokered private placement; the availability and use of proceeds of the 2025 Financing Facility (including the ability and timing to satisfy conditions precedents to subsequent draws under the 2025 Financing Facility (if at all)); the other financing arrangements that the Company is negotiating (including, the indications of interest, the type of financing arrangements, the size and quantum of such financing arrangements and the ability and timing to reach a definitive agreement in respect these indications of interests (if at all)); the expectations regarding the Company's capital requirements to advance the Cariboo Gold Project to production; the ability of the Company to raise or arrangement for the remaining funding required to complete the construction of the Cariboo Project; the timing and ability of the Company to make a final investment decision in respect of the Cariboo Project; the ability to obtain the conditional and final acceptance of the TSX Venture Exchange and/or the New York Stock Exchange; the Company's strategy and objectives relating to the Cariboo Gold Project as well as its other projects; the impact of the 2025 Financing Facility on the Company and its financial position and allocation; the ability of the Company to service and repay principal related to the 2025 Financing Facility whether from the operation of Cariboo or other sources of funds; the assumptions, qualifications and limitations relating to the Cariboo Gold Project being permitted and the commencement of construction activities; assumptions, qualifications and parameters underlying the 2025 FS (including, but not limited to, the mineral resources, mineral reserves, production profile, mine design and project economics); the results of the 2025 FS as an indicator of quality and robustness of the Cariboo Gold Project, as well as other considerations that are believed to be appropriate in the circumstances; the ability of the Company to achieve the estimates outlined in the Cariboo Technical Report in the timing contemplated (if at all); the ability to achieve the capital and operating costs outlined in the Cariboo Technical Report (if at all); the ability and timing of the Company to secure sufficient funding to construct the Cariboo Gold Project and the terms of such financings; the ability, progress and timing in respect of pre-construction activities at Cariboo including the 13,000-meter infill drill program; the utility and significance of the infill drill program and its ability to inform resource modeling, mine planning and stope design procedures and parameters (if at all); the timing and status of permitting of the transmission line for the Cariboo Gold Project; the contemplated work plan and activities at the Cariboo Gold Project and the timing, scope and results thereof and associated costs thereto; the ability of the Company to sustain ongoing small-scale heap leach activities at Tintic (if at all); the continuation of limited activities beyond care and maintenance continuing at the Tintic Project; the ability and timing of information obtained from regional drilling and historic data compilation to generate additional drill targets at Tintic (if at all); the long-term prospects of San Antonio, including the permitting process (and impact of delays), status on care and maintenance and status and outcome of the strategic review; ability and timing to re-submit its two permit applications at San Antonio (if at all); the potential impact of tariffs and other trade restrictions (if any); mineral resource category conversion; the future development and operations at the Cariboo Gold Project and the Tintic Project; the results of ongoing stakeholder engagement; the capital resources available to the Company; the ability of the Company to access capital as and when required and on terms acceptable to the Company; the ability of the Company to execute its planned activities, including as a result of its ability to seek additional funding or to reduce planned expenditures; management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; the potential of high grade gold mineralization on Trixie and Cariboo; the ability and timing for Cariboo to reach commercial production (if at all); sustainability and environmental impacts of operations at the Company's properties; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling and sampling) to accurately predict mineralization; the ability of the Company to expand mineral resources beyond current mineral resource estimates; the ability of the Company to complete its exploration and development objectives for its projects in the timing contemplated and within expected costs (if at all); the ongoing advancement of the deposits on the Company's properties; sustainability and environmental impacts of operations at the Company's properties; gold prices; the costs required to advance the Company's properties; the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the profitability (if at all) of the Company's operations; regulatory framework remaining defined and understood as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information".

Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to third-party approvals, including the issuance of permits by governments, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; errors in management's geological modelling; the timing and ability of the Company to obtain and maintain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; fluctuations in metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Osisko Development is confident a robust consultation process was followed in relation to its received BC Mines Act and Environmental Management Act permits for the Cariboo Gold Project and continues to actively consult and engage with Indigenous nations and stakeholders. While any party may seek to have the decision related to the BC Mines Act and/or Environmental Management Act permits reviewed by the courts, the Company does not expect that such a review would, were it to occur, impact its ability to proceed with the construction and operation of the Cariboo Gold Project in accordance with the approved BC Mines Act and Environmental Management Act permits. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2024 as well as the financial statements and MD&A for the year ended December 31, 2024 and quarter ended June 30, 2025, which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.